Exhibit 8.1

Subsidiaries of Industrias Bachoco S.A.B. de C.V.

The following chart lists each of our subsidiaries which we owned, directly or indirectly, as of December 31, 2016, and April 28, 2017:

1.	Aviser, S.A. de C.V.
2.	Bachoco, S.A. de C.V.
3.	Bachoco Comercial, S.A. de C.V.
4.	Campi Alimentos, S.A. de C.V.
5.	Operadora de Servicios de Personal, S.A. de C.V.
6.	PEC LAB, S.A. de C.V. and Subsidiary
7.	Secba, S.A. de C.V.
8.	Sepetec, S. A. de C.V.
9.	Servicios de Personal Administrativo, S.A. de C.V.
10.	Induba Pavos, S.A de C.V.
11.	Bachoco USA, LLC and Subsidiary
12.	Wii Kit RE LTD

Each of the Subsidiaries listed is incorporated under the laws of Mexico, except Bachoco USA, LLC and Subsidiary, incorporated in the U.S. and Wii Kit RE LTD incorporated in Bermuda.